SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August , 2019
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo Fiscal Council

SUMMARY OF THE MINUTES OF THE FISCAL COUNCIL MEETING OF
COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

DATE: 07/30/2019	TIME: 2:30 p.m.

LOCATION: Rua Costa Carvalho nº 300 – Sala 176

COUNCIL MEMBERS: Alexandre Pedercini Issa, Humberto Macedo Puccinelli, Manoel Victor de Azevedo Neto and Pablo Andrés Fernandez Uhart.

MEETING SECRETARY: Denise Rita Sylvestre

Pursuant to Article 24 of Sabesp's Bylaws, the Fiscal Council Members met at the aforementioned date and time. Also present were the Audit and Accounting Superintendents, Alexandre Rodrigues and Marcelo Miyagui, respectively.

At the beginning of the meeting, the Council Members took note of the request for resignation of the Alternate Fiscal Council Member, Mr. Eduardo José de Souza, formalized by a resignation letter signed on 07/30/2019 and filed at the Company's headquarters.

(...)

The minutes, once approved, will be signed by the Fiscal Council Members.: Alexandre Pedercini Issa, Humberto Macedo Puccinelli, Manoel Victor de Azevedo Neto and Pablo Andrés Fernandez Uhart.

This is a free translation of the original minutes drawn up in the Fiscal Council’s own minutes book.

São Paulo, July 31, 2019.

Denise Rita Sylvestre
Secretary of the Fiscal Council

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: August 27, 2019

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.